Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 10 DATED MARCH 21, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Performance Projections.

Asset Performance Projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of March 1, 2018, plus the following forward-looking assumptions. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Projected Leverage	Projected Expense Ratio
Washington, DC Single Family Rental Portfolio	6	7.5% -13.7%	3.5% - 7.9%	50% - 55%	32.5% - 35.0%

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and a 7-to-10 year hold period. Operating expense ratios across the current property portfolios are approximately 35% as of March 1, 2018. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. The Washington, DC Single Family Rental Portfolio is constituted of the following controlled subsidiaries: 344, I51, H61, G22, N22, H71. In the conservative projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 17-year Washington, DC metro-wide and neighborhood-specific historic appreciation rates according to NeighborhoodScout as of Q3 2017. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of February 1, 2018 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation rates from NeighborhoodScouts actual 17-year historic average appreciation rates for the Washington, DC sub-markets where the properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period.

Single Family Home Renovation and Sale Investment Assumptions

Asset Name	Projected Annual Returns	Total Projected Renovation Costs	Projected Exit Price
343 - Controlled Subsidiary	9.2% -17.7%	$157,500 - $183,750	$800,000 - $840,000
H13 - Controlled Subsidiary	7.4% - 15.1%	$577,500 - $630,000	$1,650,000 - $1,732,500
T32 - Controlled Subsidiary	9.6% - 17.6%	$173,250 - $199,500	$885,000 - $929,250
S17 - Controlled Subsidiary	9.8% - 15.1%	$682,500 - $735,000	$2,250,000 - $2,362,500

Property purchase prices and acquisition costs are empirically derived based on actual amounts from the total costs to date for each property listed above as of March 1, 2018. Projection ranges are based on the range of inputs provided above, and assume a 12 to 18 month hold period with no leverage at the property level. Assumptions are based construction bids or budgets of comparable home renovations in the surrounding area within the past 12 months. Exit price projections are based on comparable houses recently sold of similar size and finish level in the surrounding area. Projected annual returns are have been reduced by the anticipated profit sharing with third-party, unaffiliated development partners, at a rate of 25% of the profits over a 10% preferred return. The projected annual return range is primarily driven by the ranges provided varying the acquisition costs, total projected development costs, and projected exit price.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Washington DC, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.